

Mail Stop 7010

January 28, 2008

By U.S. Mail and Facsimile

Mr. Daniel M. Behrendt
Chief Financial Officer
Taser International, Inc.
17800 N. 85th Street
Scottsdale, AZ 85255

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Definitive Proxy Statement on Schedule 14A Filed April 19, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-16391**

Dear Mr. Behrendt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief